Merus Labs International Inc. Announces $20 Million Bought Deal Financing

Toronto, Ontario – March 13, 2014 – Merus Labs International Inc. (TSX: MSL, NASDAQ: MSLI) (“the Company” or “Merus”) is pleased to announce that it has entered into an agreement with a syndicate of investment dealers co-led by Cormark Securities Inc., Canaccord Genuity Corp. and Clarus Securities Inc. (the “Underwriters”) pursuant to which the Underwriters have agreed to purchase 11,765,000 common shares (“Shares”) from the treasury of the Company, at a price of $1.70 per Share and offer them to the public by way of prospectus supplement (the “Offering”).

In addition, the Company has granted the Underwriters an option (“Over-Allotment Option”) to purchase up to an additional 1,764,750 Shares from the treasury of the Company at the offering price exercisable at any time up to 30 days following Closing (as defined below), for market stabilization purposes and to cover over-allotments, if any.

The net proceeds of the Offering will be used for future acquisitions and general working capital.

Closing of the Offering is expected to occur on or about March 25, 2014 and is subject to regulatory approval including that of the Toronto Stock Exchange and NASDAQ.

The Company has filed a base shelf prospectus with the Canadian Securities Administrators in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Shares will be offered by way of a prospectus supplement supplementing the base shelf prospectus in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and may be offered in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and certain other jurisdictions.

This press release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

COMMENTARY REGARDING FORWARD-LOOKING STATEMENTS

This news release may contain “forward-looking information” as defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding future plans and objectives of Merus, constitute forward-looking information that involve various known and unknown risks, uncertainties, and other factors outside management's control. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information but which may prove to be incorrect including, but not limited to, total allowable catch levels, selling prices, weather, exchange rates, fuel and other input costs. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking information.

For additional information with respect to risk factors applicable to Merus, reference should be made to Merus' continuous disclosure materials filed from time to time with securities regulators, including, but not limited to, Merus' Annual Information Form. The forward-looking information contained in this release is made as of the date of this release and Merus does not undertake to update publicly or revise the forward-looking information contained in this release, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

No regulatory authority has approved or disapproved the adequacy or accuracy of this news release.

About Merus

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by the introduction of a focused marketing and promotion plan.

For further information:

Merus Labs International Inc.
Tel: (416) 593-3725
Or contact our investor relations department at:
info@meruslabs.com